Exhibit 99.2

新 闻 稿 Press Release	中 国 石 油 天 然 气 股 份 有 限 公 司
P e t r o C h i n a C o m p a n y L i m i t e d
	中国北京东城区东直门北大街 9 号 邮编：100007 电话：86-10-59986266 传真：86-10-62099559	9 Dongzhimen North Street, Dongcheng District, Beijing,100007,P.R.China TEL: 86-10-59986266 FAX: 86-10-62099559

Remarkable Improvements in Quality and Profitability

With Best Performance in Seven Years

PetroChina’s Business Results Hit another Record in First Half of 2021

(Beijing, 26 August 2021) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced that in the first half of 2021, riding on rapid economic recovery in China, a rebound in demand, and rise in international oil prices, the Company focused on optimizing production and operation, and continued to enhance quality and profitability. Oil and gas industrial chain operated steadily with the operation quality and efficiency significantly improved, helping the Company to achieve the best interim performance in the past seven years. Domestic oil and gas equivalent output was 735 million barrels, up 3.5% yoy. Marketable natural gas output was 2.16 trillion cubic feet, up 6.7% yoy. All segments achieved profits. The development of the new energy and new materials business was accelerated. The green and low-carbon transformation achieved positive progress, further enhanced the Company’s value.

Under the IFRS, PetroChina achieved a revenue of RMB1,196.58 billion in the first half of 2021 while net profit attributable to owners of the Company amounted to RMB53.04 billion. Compared with the same period in 2019, net profit increased by RMB24.62 billion even with the realized oil price decreased by 5.4% The financial position of the Company remained stable with its gearing ratio decreasing by 0.1% compared with the end of last year. The Company achieved strong cash flow with free cash flow increased by RMB30.98 billion and EPS coming at RMB0.29. By attaching importance towards ensuring a return for shareholders, the Board decided an interim cash dividend of RMB0.13 per share while the total amount of cash dividend of RMB23.866 billion, the highest since 2015.

First Half Results Review

Fruitful results achieved in oil and gas exploration and production. In the first half of the year, the Company’s Exploration and Production segment continued to implement its resource strategy, increased efforts in oil and gas exploration and development, achieving major breakthroughs and important discoveries in major basins. The Company continued to optimize oil and gas production operations, stabilize production of matured oilfields, promote profitable production in new areas. Domestic oil and gas equivalent output was 735 million barrels, up 3.5% yoy. Marketable natural gas output was 2.16 trillion cubic feet, up 6.7% yoy. The Exploration and Production segment realized an operating profit of RMB 30.87 billion.

Further advancement in adjusting refining and chemical structure. In the first half of the year, the Company’s Refining and Chemical segment reiterated in market-orientation, optimized resource allocation, adjusted product structure of refining products and continued to promote “reduction of refining and increase of chemicals” realizing an operating profit of RMB22.19 billion, of which the chemical business achieved operating profit of RMB8,730 million, representing an increase of RMB5,630 million year-on-year. Outputs of chemical commodity products reached 14.72 million tons, up 6.3% yoy. Till now, the integration project of refining and chemicals of Guangdong Petrochemical proceeded in an orderly manner. The ethane to ethylene project at Changqing was put into production, while the ethane to ethylene project at Tarim has entered trial run stage.

Effectively improved sales quality of refined oil products. In the first half of the year, the Company’s Marketing segment continued to adhere to market-oriented and customer-centric principles with a timely adjustment on its marketing strategy according to market changes. The Company also insisted on fined retail and spared no effort to strengthen wholesaling and direct marketing, striving to enlarge the sales volume and increase profitability. By coordinating sales network construction and proactively laying out gas filling business, the first hydrogen refuelling station inside Beijing Winter Olympics Chongli Stadium’s core area, the Taizicheng Service Area hydrogen station, officially commenced operation. Non-feul business actively explored online and offline omni-channel sales model, gross profit achieved record best performance. The Marketing segment realized an operating profit of RMB6.64 billion.

Natural gas sales volume and profitability were both strengthened. In the first half of the year, the Company’s natural gas sales business seized the favorable tailwinds of the country’s peak consumption season under the background of “Dual Carbon Targets” and made every effort to expand market, optimize product structure, strengthen service, focus on cooperation and actively develop direct-supply and direct-selling customers. The Company bolstered strategic cooperation with large and medium-sized urban gas and power generation companies. Domestic natural gas sales volume reached 96.3 billion cubic meters, up 17.6% yoy. Marketing efficiency was significantly increased through optimizing sales structure and promoting online bidding for transactions. Natural gas sales business realized an operating profit of RMB36.89 billion.

Remarkable results on enhancing quality and profitability. The Company vigorously promoted upgrades on the market, management and quality, and continued to strengthen the enhancement of quality and profitability. The domestic oil and gas lifting cost, refining unit cash processing cost and unit oil marketing cost were under effective control. The Company adhered to profitability-oriented principles to implement precise investment, strictly control the capex, further optimizing the investment structure. The results on enhancing quality and profitability were remarkable during the first half of the year.

Solidify the management and control of ESG initiatives. To actively promote the implementation of the state’s overall target for “emission peak” and “carbon neutrality”, the Board’s Sustainable Development Committee improved the organizational structure and system building, accelerated green and low-carbon transformation, further strengthened the management and control of ESG initiatives thereby comprehensively promoting the building of governance capacity and enhancing the value of the Company.

Outlook

Stated by Mr. DAI Houliang, Chairman of PetroChina, the achieved good results were mainly benefited from the rapid recovery of China’s economy, the rebound of market demand, the Company’s structural adjustment, management improvement and the unremitting efforts of all employees. PetroChina is committed to green development and energy delivery, facilitating the growth momentum of customers and empowering people to enjoy a better life. We will vigorously develop oil and gas and new energy business and efficiently develop refining and chemical sales and new material business. We will also highlight structural adjustments, reform and innovation, quality and profitability enhancements, as well as ESG initiatives. The Company’s operating efficiency, market competitiveness and value generating capabilities will be constantly strengthened, thereby repaying shareholders and society with a more extraordinary operating results.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990

Joanne Lam	Tel: (852) 2894 6211

Email: petrochina@hkstrategies.com

PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181

Di Shen	Tel: (8610) 5166 3828

Email: zhongshiyou.list@everbloom.com